EATON & VAN WINKLE LLP
                          Three Park Avenue, 16th floor
                               New York, NY 10016

                                February 3, 2009

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

             Re: Air Industries Group, Inc.
             Form 10-K for the year ended December 31, 2007
             Filed April 14, 2008
             File No. 000-29245

Dear Mr. Humphrey:

      On behalf of Air Industries Group, Inc., a Delaware corporation (the "Company"), I am submitting this letter in response to the Staff's letter of comment dated January 22, 2009 on the Company's Form 10-K for the fiscal year ended December 31, 2007.

      Our responses below have been numbered to correspond to the Staff's comments.

Form 10-K for the year ended December 31, 2007
MD&A, page 20

      1. Reference is made to your response to our prior comment 3. In order to facilitate our evaluation of your response, please tell us more about the project-specific engineering costs that have been capitalized in fiscal 2007. You state in your Summary of Significant Accounting Policies (Footnote 3 to your financial statements) that you produce parts for customers under contractual agreements. The parts that you have produced have been designed by those customers. You also state that "pre-production engineering and programming" of your machines is required to "produce" these parts. Please describe, in greater detail, the exact nature of the costs you have capitalized, including how each significant cost category is associated with the creation of molds, dies, and other "tools" that will be used to produce the products. Further, explain why these tools do not involve "new" technology. In this regard, if the customer provides you with a design, it appears that your efforts may constitute the development of the customer's original design. Finally, your response states that the more complex projects require "engineering and design" services. It appears that your efforts may relate to the design and development of the part or product that will be sold. Please provide further support for your conclusion that the capitalization of these (specific) pre-production engineering and machine programming costs is in accordance with GAAP. We may have further comments upon review of your response.

      Response: The Company has advised us that the nature of the cost that it has capitalized is related to the setup of its production lines to manufacture parts to the specifications provided by its customers. For example, the Company received specifications from a customer to produce components of an Airbus A380 landing gear. The components had already been designed by the customer and all specifications had been approved by the appropriate government agencies. Once the Company accepted the purchase order to manufacture this component, it needed to produce a prototype test part to be approved by the customer to ensure that the component would be manufactured to the customer's specifications. The Company capitalized all of the costs incurred in this process. Once the Production Prototype had been approved, the Company manufactured the "First Article." The labor, tooling and programming of the specific machines used to produce the prototype and to be used to produce the component are all capitalized. The "first article" is then sent to the customer for final inspection and sign-off.

Amortization of the capitalized engineering hours begins once the first article has been approved by the customer and the Company begins to produce the component.

The Company advises us that it amortizes these costs over a three year period or the length of the contract, whichever is less, but that if the contract is for less than one year or $1 million in sales revenue, the costs are expensed.

The Company also advises us that the tooling developed in this process does not constitute "new technology" - rather, it is used on the Company's existing machines to assist in the manufacturing of the component. The tooling developed is generally used during the manufacturing process to hold the raw material in place so that it may be machined according to the specifications. If for any reason the production must be moved to a different type of machine (i.e. the machine breaks down, upgraded, etc.), the tooling might need to be modified.

In response to your inquiry regarding "it appears that your efforts may constitute the development of the customer's original design," the Company has advised us that in the course of this work it does not deviate from, or modify, the customer's original design specifications -- it merely engineers, programs, and tools its machinery to produce the component to the customer's exact specifications. It also advises that many of the components it manufactures, may have been previously manufactured by others, and therefore must be made to the exact specifications indicated by the customer, as the component is going to be used in an existing aircraft.

After researching the appropriate accounting treatment, EITF 99-5 "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements," and consulting with its independent certified public accountants, and upon review by the Company's Audit Committee, the Company determined that capitalization of these engineering costs was appropriate and in accordance with GAAP. The Company also notes that these initial costs all relate to long-term contracts with its customers. If the contract is terminated, there are clauses that allow the Company to recoup certain of the setup costs from its customer.

General

      2. We note your intension to file amended documents in response to our previous comment 5.

      Response: The Company has advised us that it intends to file amended documents which include restated financial statements to reflect the adjustment resulting from the beneficial conversion feature attending the issuance of its series B convertible preferred stock in April and May of 2007 in response to comment 5 in the staff's letter of comment dated August 29, 2008. The Company believes, however, that these documents should be filed after any issues raised by Comment 1 above have been resolved.

      Please direct your comments or questions concerning the matters discussed in this letter to me at (212) 561-3604, or in my absence, Mark Orenstein at
(212) 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

                                                     Very truly yours,


                                                     /s/ Vincent J. McGill

   cc:  Scott Glassman
        Kristin Schifflett
        Margery Reich